New: Exit that doubled the S&P 500's returns

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Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Hello Sam,

The S&P 500 is a go-to stock index for investors across the world, but we have an offering by an artist that once delivered more than double the returns — and it came during one of the best two-year runs in the index's history.

It was our last exit featuring Sam Gilliam. Check out the graph below:


Gilliam Exit vs. S&P 500
($10k invested)
$20,000
$15,000
$10,000
$5,000
$18,600
$13,425
Initial Investment
Net Profit
Initial Investment
Net Profit
Gilliam Exit
S&P 500

Masterworks Illustration

Masterworks Illustration

That $770,00 offering closed in June 2020. In August 2022, after 791 days, we sold it for $1.65M. Investors in that offering received total net returns of 86%, the highest of any Masterworks offering to date. That's 33.1% per year!*

During that same period, the S&P 500 increased by more than 34.25%, a rate of 15.2% per year (including dividends). That's well above average for the index. But for this specific work, Gilliam's returns were better. *Past performance is not indicative of future returns.*

Each work is unique across a number of factors, but our latest offering is a similar piece, and it comes at an offering size of $1.23M.

Invest in it here and view the offering circular below.

Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281